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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               (Amendment No. 1)
                                ________________

                      Specialty Equipment Companies, Inc.
                      -----------------------------------
                           (Name of Subject Company)

                      Specialty Equipment Companies, Inc.
                      -----------------------------------
                       (Names of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   847497203
                                   ---------
                     (CUSIP Number of Class of Securities)

                                 _____________

                             JEFFREY P. RHODENBAUGH
                     President and Chief Executive Officer
                      Specialty Equipment Companies, Inc.
                      1245 Corporate Boulevard, Suite 401
                            Aurora, Illinois  60504
                                 (630) 585-5111

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Person filing Statement)
                                ________________

                                With a copy to:

                              ANDREW L. WEIL, ESQ.
                           MICHAEL D. ROSENTHAL, ESQ.
                               PAUL D. ZIER, ESQ.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on October 23, 2000, by Specialty Equipment Companies, Inc., a Delaware corporation (the "Company"), related to the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Commission on October 23, 2000, by Solar Acquisition Corp., a Delaware corporation ("Purchaser" or "Solar") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent" or "UTC"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

     Reference is hereby made to the press release dated November 2, 2000, which is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is amended by the addition of the following:

  Exhibit
    No.                                             Description
-----------      ---------------------------------------------------------------------------------------
(a)(7)           Text of Press Release issued by Parent and Purchaser on November 2, 2000
                 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO/A of Purchaser filed with the Securities and Exchange Commission on November 2, 2000).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            SPECIALTY EQUIPMENT COMPANIES, INC.


                            By: /s/ Jeffrey P. Rhodenbaugh
                                ----------------------------------------
                            Name: Jeffrey P. Rhodenbaugh
                            Title: President and Chief Executive Officer

Dated: November 2, 2000

                                       2
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                                 EXHIBIT INDEX

     The Exhibit Index attached to the Schedule 14D-9 is amended by the addition of the following:

  Exhibit
    No.                                             Description
-----------      ---------------------------------------------------------------------------------------
(a)(7)           Text of Press Release issued by Parent and Purchaser on November 2, 2000
                 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO/A of Purchaser filed with the Securities and Exchange Commission on November 2, 2000).